TRW AUTOMOTIVE INC.
                             12025 TECH CENTER DRIVE
                             LIVONIA, MICHIGAN 48150


                                                     January 9, 2003

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0305
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re:  TRW Automotive Inc.
     Form S-1 filed June 4, 2002, as amended on July 17, 2002
     and August 20, 2002
     File No. 333-89778

Ladies and Gentlemen:

         TRW Automotive Inc., a Delaware corporation (the "Company"), hereby requests pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the withdrawal of the captioned registration statement on Form S-1, including all amendments and exhibits thereto, filed by the Company with the Securities and Exchange Commission (the "Commission") on June 4, 2002, as amended on July 17, 2002 and August 20, 2002 (as amended, the "Registration Statement"). There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold or distributed pursuant to the Registration Statement.

         The Company requests that the Commission consent to this withdrawal request since the Company has determined not to pursue the offering contemplated by the Registration Statement.

         If you have any questions concerning this request for withdrawal, please contact me at (216) 291-7979. Thank you for your assistance.


                                         TRW AUTOMOTIVE INC.

                                         By: /s/ Kathleen A. Weigand
                                            __________________________
                                         Name:  Kathleen A. Weigand
                                         Title:  Vice President